UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Lago Zurich 245, Edificio Telcel

Colonia Granada Ampliación

México City 11529, México

Tel.: 52 (55) 2581-3700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing 20 Series L Shares, without par value

Series L Shares, without par value

American Depositary Shares, each representing 20 series A Shares, without par value

Series A Shares, without par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)
Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.                        Exchange Act Reporting History

A.        Telmex Internacional, S.A.B. de C.V. (“Telint”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) in May 2008, when it first registered securities under Section 12 of the Securities Act of 1933, as amended (“Securities Act”).

B.         Telint has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding United States Securities and Exchange Commission (the “Commission”) rules for the 12 months preceding the filing of this Form 15F.  Telint has filed at least one annual report under Section 13(a) on Form 20-F in the 12 months preceding the filing of this form.

Item 2.                        Recent United States Market Activity

            Telint has never sold securities in the United States in any registered offering under the Securities Act.

Item 3.                        Foreign Listing and Primary Trading Market

A.        The primary trading market for Telint’s Series L Shares and Series A Shares is the Bolsa Mexicana de Valores, S.A.B. de C.V. (the “Mexican Stock Exchange”) in Mexico City, Mexico.

B.         Telint’s Series L Shares and Series A Shares began trading on the Mexican Stock Exchange in Mexico on June 10, 2008.  Telint has maintained a listing of its Series L Shares and Series A Shares on the Mexican Stock Exchange for at least the 12 months preceding the filing of this Form 15F.

C.         The percentage of trading of Telint’s Series L Shares and Series A Shares that occurred on the Mexican Stock Exchange as of a recent 12-month period from February 25, 2010 to February 25, 2011 was 57% for the Series L Shares and 84% for the Series A Shares.

Item 4.                        Comparative Trading Volume Data

            Not applicable.

Item 5.                        Alternative Record Holder Information

            At February 22, 2011, Telint had 33 record holders of its Series L Shares that are United States residents, and 27 record holders of its Series A Shares that are United States residents.

Item 6.                        Debt Securities

            Not applicable.

Item 7.                        Notice Requirement

On March 18, 2011, Telint published a press release, which was disseminated by Bloomberg, announcing its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act.

A copy of the press release is attached as Exhibit 99.1 to this Form 15F.

Item 8.                        Prior Form 15 Filers

            Not applicable.

PART II

Item 9.

            Not applicable.

PART III

Item 10.          Exhibits

            Exhibit 99.1     Press Release dated March 18, 2011.

Item 11.          Undertakings

            The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)        The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)        Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)        It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Telmex Internacional, S.A.B. de C.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Telmex Internacional, S.A.B. de C.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

TELMEX INTERNACIONAL, S.A.B. DE C.V.

	By:	/s/ Eduardo Alvarez Ramírez de Arellano
Date: March 18, 2011	Name:	Eduardo Alvarez Ramírez de Arellano
	Title:	General Counsel